[redacted]

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

For the month of April 2006

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: April 21, 2006

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits
Ressources Virginia, Zone Orfée, Modélisation géostatistique et estimation des ressources. Christian D'amours, In French Only– 8 copies – One Original signature

Géopointcom
Service . Conseil . Informatique

GPC

895 rue Lévis Val d'Or,
Québec Canada J9P-4B8
(819) 825-0412
christiandamours@hotmail.com

Ressources Virginia

Zone Orfé

Modélisation géostatistique et estimation des ressources.

RÉDIGÉ PAR
Christian D'Amours, géologue

Mars 2003

Table des matières

1. Summary and recommendations in English

At the end of work, a first resource evaluation was made by an independent qualified person according to CIM standards on mineral resources and reserves definition and National Instrument 43-101. The compilation of the results has enabled the identification of a main mineralized zone of approximately 50 metres long by 3 to 9 metres wide, down to a depth of 250 metres. The zone remains open at depth. Using a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée zone are as follows:

Table 3: Resource Evaluation – Orfée Zone

Category	Tonnage (metric tonnes)	Au (g/t)	Au contained (ounces)
Measured	**88.588**	**9.44**	**26.886**
Inferred	**114.895**	**18.40**	**67.967**
Total all categories	**203.483**	**14.50**	**94.853**

The evaluation is based on all available surface and drilling results up to the end of March 2003.

1. Résumé et recommandations

Une modélisation des paramètres géostatistiques de la zone Orfé a été réalisée en octobre 2002 par Christian D'Amours. Cette étude visait principalement à faire le point sur l'état actuel de la délinéation des ressources et possiblement orienter les campagnes de forages subséquentes.

Ce travail a conduit aux recommandations suivantes :

- La teneur de coupure pour les hautes valeurs en or est fixée à 90 gr/t;
- La maille de forage optimale est de 20 mètres horizontaux X 25 mètres verticaux;
- La variabilité de SG devra être étudiée plus à fond;

De octobre 2002 à mars 2003, les forages se sont poursuivis. Cinq forages ont été ajoutés, deux contiennent des intersections intéressantes. L'inventaire des ressources a été calculé à partir des données disponibles en mars 2003 en utilisant les paramètres géostatistiques établis en octobre 2002.

- L'inventaire des ressources toutes catégories est de 203 483 tonnes à 14.5 gr/t Au;
- Les ressources mesurées sont estimées à 88 588 tonnes à 9.44 gr/t Au;
- Les ressources inférées sont estimées à 114 895 tonnes à 18.4 gr/t Au.

2. Introduction

Cette étude a été commandée par monsieur André Gaumont, Président de Ressources Virginia. Monsieur Gaumont a exprimé le souhait de documenter et suivre l'évolution de la délinéation des ressources à la zone Orfé. L'estimation des ressources sera mise à jour périodiquement au fur et à mesure que de nouvelles données seront disponibles. Cette première étude vise donc à modéliser les paramètres géostatistiques et estimer les ressources. La modélisation géostatistique devra permettre d'optimiser la maille de forage et ainsi maximiser le retour sur l'investissement important que représente la cueillette d'échantillons par forage. L'or est le seul élément considéré dans cette étude.

Les données soutenant cette étude ont été fournies par Jean-François Ouellette, président de la firme Service Technique Géonordic.

L'auteur n'a pas visité la propriété visée. La visite du terrain sera effectuée à l'été lorsque la neige aura disparu et sera documentée lors de la prochaine mise à jour des ressources. L'auteur n'a fait aucune vérification de qualité d'échantillonnage ou des procédures. Seule la reproductibilité des résultats d'analyses a été vérifiée.

La classification des ressources utilisées lors de cette étude est conforme aux définitions adoptées par le conseil du CIM le 20 août 2000 tel que prescrit par la norme Canadienne 43-101 et ses annexes.

3. Sélection d'échantillons

Pour permettre la sélection des échantillons, l'auteur, a d'abord créé un modèle filaire tridimensionnel de la zone Orfé. Les intersections considérées sont en continuité stratigraphique et délimitent une zone avec une épaisseur minimum de 3 mètres.

La zone ainsi modélisée représente deux lentilles très allongées dans un plan orienté N300/-80. L'axe long de la lentille principale est orienté N030/-80PL avec une longueur de l'ordre de 250 mètres soit environ 5 fois plus que l'axe moyen orienté N300/00PL.. L'épaisseur varie de 3 à 9 mètres.

La sélection comprend 116 échantillons répartis dans 11 forages et 10 rainures inclus dans le modèle filaire. (excluant les échantillons de octobre 2002 à mars 2003)

4. Statistiques de base

4.1 Teneur de coupure

Le tableau 1 présente les statistiques de base pour les 116 échantillons. Tout d'abord, la différence importante entre la moyenne arithmétique et la moyenne géométrique ainsi que l'importance du coefficient de variation sont des indications de la présence probable de quelques hautes valeurs erratiques pouvant influencer l'estimation finale. Il semble donc pertinent d'utiliser une teneur de coupure pour les hautes valeurs aurifères.

Une technique largement répandue consiste à utiliser la courbe probabilité de distribution normale, généralement exprimée sur une échelle logarithmique. En effet, une population distribuée de façon normale ou log-normale formera une droite sur un graphique probabilité. Il est alors facile de déterminer le seuil à partir duquel les échantillons ne se comportent plus suivant une distribution normale.

TABLEAU 1 Statistique de base

Nombre d'échantillons	116
Minimum	0.01 g/t
Maximum	391.58 g/t
Moyenne arithmétique	16.12 g/t
Moyenne géométrique	4.04 g/t
Déviation standard	40.64
Coefficient de variation	2.52

FIGURE 2 Répartition de l'or



Répartition de l'or
120
100
80
60
40
20
0
% or exprimé
0
20
40
60
80
100
120
% des données

FIGURE 3 Relation **%métal/%tonnave Vs teneur**



Relation % Métal Vs %Tonnage
30
25
20
15
10
5
0
% Métal / % Tonnage
0
50
100
150
200
250
300
350
400
450

FIGURE 1 Courbe de probabilité



116 Échantillons
Forages et rainures
100.00
99.74
91.28
50.00
8.72
0.26
Probabilité
0.100
1.000
10.000
100.000
1000.000
Au g/t

La figure 1 montre les résultats de ces calculs. Ce graphique suggère une teneur de coupure entre 80 et 90 g/t Au.

Une deuxième approche pour examiner le problème des valeurs hautes consiste à évaluer la quantité d'or métal apportée par chaque échantillon ou plus précisément de comparer la contribution aux onces d'or totales de chaque échantillon à sa contribution en termes de volume ou tonnage. L'idée maîtresse est que le facteur multiplicateur d'un échantillon (%métal rapporté à %tonnage) ne devrait pas dépasser un certain seuil de risque au-delà duquel trop d'or est contribué par trop peu d'échantillons. La figure 2 donne le pourcentage du métal en fonction du pourcentage du volume (ou tonnage) en partant de l'échantillon à teneur le plus élevé (391.5g/t). Le graphe de la figure 2 nous montre que près de 80% de l'or métal se trouvent dans 20% des échantillons. Le graphe de la figure 3 donne la pente du graphe de la figure 2 en fonction de la teneur: on y voit que ce sont les trois échantillons au-dessus de 90 g/t qui contribuent aux onces d'or total pour plus de 10 fois leur contribution au tonnage. Empiriquement, on considère que ce facteur de 10 est un seuil de sécurité, donc pour le maintenir, il faudrait couper les trois valeurs au-dessus de 90g /t . L'effet de cette coupure est une réduction de 16.4% de la teneur moyenne des échantillons, autrement dit 16% des onces d'or total doivent être considérées à risque.

Les discussions qui précèdent nous amènent à proposer de couper les hautes valeurs à 90 g/t Au.

4.2 Longueur d'échantillons composites

La méthode d'évaluation par modèle de blocs, contrairement aux méthodes polygonales, exige que les échantillons aient une longueur égale.

Lors du choix de la longueur des composites, nous devons tenir compte des aspects suivants :

- Une longueur trop courte créera inutilement un grand nombre d'échantillons.
- Une longueur trop grande aura un effet de lissage néfaste sur les teneurs.
- Éviter une longueur de composite qui favoriserait un intervalle de teneur au détriment d'un autre.

Les longueurs des échantillons varient de 0.25 à 1.2 mètre et la moyenne se situe à 0.93 mètre. La figure 4 nous montre que la plupart des échantillons ont une longueur de 1 mètre. Pour les échantillons dont la longueur est inférieure à 1 mètre, il est évident qu 'il existe une corrélation inverse entre la teneur et la longueur. Puisque la très grande majorité des échantillons a une longueur de 1 mètre, il est proposé d'utiliser cette longueur pour la composition de tous les échantillons. Il est à prévoir que cette action se traduira par une légère baisse de la teneur moyenne.


99.980
66.653
33.327
0
AU
0.356
0.475
0.594
0.712
0.831
0.950
1.069
1.188
Longueur

FIGURE 4 Relation longueur Vs teneur

4.3 Fiabilité des analyses.

La question de la fiabilité et la reproductibilité des analyses a été examinée rapidement. En effet la figure 5 présente en ordonnée les résultats d'analyses originaux et en abscisse les reprises et les ré analysent confondues. Au total près de 100 échantillons ont été vérifiés de la sorte. La corrélation des deux séries montre clairement la fiabilité de résultats présentés ici.

FIGURE 5 Vérification des analyses en or



Vérification d'analyses
y = 1.0689x
R² = 0.9823
G/T Au
0
50
100
150
200
250
300
350
400
450

5. Variabilité intrinsèque et isotropie (Au)

L'utilisation des variogrammes directionnels permet de caractériser la variation des teneurs en fonction de la distance dans une orientation donnée. En comparant des variogrammes d'orientation différente, il devient possible de modéliser l'anisotropie de la variation des teneurs à l'intérieur d'un gisement.

Le modèle choisi pour représenter la variation des teneurs à l'intérieur de la zone Orfé est constitué de deux structures sphériques orientées plus ou moins parallèle au plan longitudinale de la zone avec un effet de pépite représentant 27% de la variation totale.

Les variogrammes sont présentés aux figures 6 à 8. Vu la faible quantité d'information et l'orientation des forages par rapport à la zone, l'auteur a choisi d'utiliser le variogramme le long des trous pour représenter l'axe $?_3$. (figure 8)

- $?_1$ est orienté N 040/ -80PL et a une portée de 25 mètres.
- $?_2$ est orienté N 130/ 00 PL avec une portée de 20 mètres.
- $?_3$ est orienté N 220/ 10 PL avec une portée de 4 mètres.
- La proportion de variation due à l'effet de pépite est évaluée à 27% (C_0 / Variance).

Au-delà de ces limites les échantillons n'ont pas plus de ressemblance que l'ensemble des échantillons de la sélection. Ces données seront utilisées pour créer l'ellipsoïde de recherche servant à sélectionner les échantillons pour l'interpolation des teneurs de chaque cellule ainsi que pour pondérer le facteur IPD.

FIGURE 6 ?$_1$ orienté N 040/ -80 PL


Calculate Sample Variograms
Gamma (h)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
10
20
30
40
50
60
70
80
90
Lag Distance (h)
Azim. Dip
40.0 -80.0
40.0 -80.0 (cf)

FIGURE 7 ?$_2$ orienté N 130/ 00 PL


Calculate Sample Variograms
Gamma (h)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
10
20
30
40
50
60
70
80
90
Lag Distance (h)
Azim. Dip
130.0 .0
130.0 .0 (cf)

FIGURE 8 ?$_3$ orienté N 220/ 10 PL



Calculate Sample Variograms
Gamma (h)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
89
68
50
39
17
13
6
3
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Lag Distance (h)

L'ellipsoïde formé par les axes ?$_1$, ?$_2$ et ?$_3$ représente un volume à l'intérieur duquel la variance entre les paires d'échantillons est inférieure à la variance globale de toute la population. Cette limite est souvent utilisée dans l'industrie pour garantir une certaine continuité des teneurs. Dans le cas présent, cet ellipsoïde est un des facteurs pouvant servir de base à la classification des ressources et permettre d'émettre une hypothèse raisonnable sur la continuité des teneurs. Une maille de forage de 20 mètres horizontal par 25 mètres verticale en projection longitudinale, serait un prémisse permettant de classifier l'inventaire dans la catégorie des ressources indiquées. Alors qu'une maille de 40 par 50 mètres serait suffisante pour classifier l'évaluation dans la catégorie des ressources présumées. À la figure 9, les cellules pouvant à être évaluées en utilisant les paramètres de l'anisotropie (25 X 20 X 4) décrite ci-dessus, sont représentées en bleu. Alors que, pour évaluer les cellules dessinées en vert, il est nécessaire d'utiliser un ellipsoïde de recherche deux fois plus grand que l'anisotropie mesurée.

Selon ce qui a été dit précédemment, il semble que près de 50% des cellules calculées seraient à placer dans la catégorie des ressources présumées. Or ce n'est pas si simple, le fait de remplir une condition statistique n'est pas suffisant pour garantir la continuité des teneurs. Cette information doit être appuyée par des tranchées et/ou des galeries d'exploration. Dans le cas présent, les tranchées réalisées en surface ont clairement démontré la continuité longitudinale de l'horizon minéralisé et des teneurs.

FIGURE 9 Classification des ressources (incluant les données de mars 2003)



L'auteur est d'avis que seules les 2 premières rangées (élévation 390 à 360) ainsi que les rangées 8 à 12 (élévation 360 à 280) seraient à placer dans la catégorie des ressources mesurées. Le reste portera la mention ressources indiquées. Une maille de forage plus serrée permettrait facilement de faire passer les ressources indiquées à la catégorie mesurée puisque seul l'aspect continuité fait défaut. Les points de percés des forages, les dimensions de l'ellipsoïde de recherche ainsi que le modèle filaire ont été placés sur la figure 9 pour faciliter la compréhension du lecteur.

6. Dimension des cellules

Le choix de la dimension des cellules est fonction de la maille d'échantillonnage et de la géométrie du gisement. Intuitivement, nous avons tendance à choisir les plus petites cellules possibles particulièrement si les ressources du système informatique ne sont pas un obstacle. Nous avons ainsi l'impression d'améliorer la définition. Or, des cellules trop petites produisent le même effet de lissage que des cellules trop grandes.

La règle du pouce généralement admise dit que les cellules ne devraient pas être plus petites que 1/3 de la maille d'échantillonnage. Or, la maille de forage régulière est d'environs 50m X 50m.

Nous avons choisi d'utiliser des cellules de 15 m X 15 m sur 1 m d'épaisseur. Pour permettre une meilleure concordance du volume des cellules avec celui du modèle filaire, le modèle de bloc sera aligné avec l'azimut de la zone.

7. Méthode d'interpolation

Au stade actuel des connaissances de ce minerai, le choix de la méthode d'interpolation est relativement subjectif. En effet, nous ne disposons pas d'un volume de données important et la teneur réelle est inconnue. Nous ne pouvons donc pas appuyer notre choix sur des vérifications réelles.

Étant donné le peu d'information disponible et le caractère juvénile du projet, nous avons opté pour une méthode d'interpolation simple et standard basée sur l'inverse de la distance anisotropique à la puissance 2 (IPD^2). Le choix de la puissance est basé sur l'importance relative de l'effet de pépite et la longueur des portées (pente des variogrammes).

Donc en considérant l'anisotropie calculée au chapitre 5, un échantillon situé à une distance de 4 *mètres selon l'axe* $?_3$ *a la même pondération qu'un échantillon situé à 25 mètres selon l'axe* $?_1$.

Pour que la teneur d'une cellule soit estimée, il doit y avoir au moins 3 échantillons situés en deçà des limites de l'ellipsoïde de recherche. Les échantillons peuvent être localisés n'importe où dans l'ellipsoïde sans égard aux octants ni à l'appartenance à un même trou. Si plus de 12 échantillons se trouvent à l'intérieur de l'ellipsoïde, seul les 12 plus près seront utilisés. S'il est impossible de trouver 3 échantillons à l'intérieur de l'ellipsoïde, les dimensions sont doublées et les mêmes paramètres sont appliqués.

Le volume de chaque cellule compris à l'intérieur du modèle filaire est estimé à partir de la méthode des aiguilles selon un patron régulier de 10 X10 parallèle à l'axe $?_3$.

8. Estimation de la gravité spécifique

Avant cette étude, aucune donnée concernant la gravité spécifique n'était disponible. Vue l'hétérogénéité des phases minérales présentes et la nature de la minéralisation (associée à une formation de fer), il est à prévoir que la gravité spécifique varie considérablement d'un secteur à l'autre de la zone. Pour ce type de gisement, il est fréquent de rencontrer des variations de SG de l'ordre de 50% (2.9 à 4.3gr/cm^3) d'un secteur à l'autre de la zone selon les phases minérales présentes. L'auteur a donc recommandé de prélever quelques échantillons de façon à estimer les variations à l'intérieur de la zone minéralisée. Au moment d'écrire ces lignes (mars 2003) trois analyses étaient disponibles dont une appartenant à une zone distincte non incluse dans cette évaluation. Le calcul sera donc basé sur seulement deux estimations de SG. Les analyses proviennent des trous 02-20 et 02-49 soit le cœur et le secteur inférieur de la zone. *La gravité spécifique est mesurée à 3.24* gr/cm^3 *et 3.40* gr/cm^3 *soit une* moyenne de 3.32 gr/cm^3. L'auteur est d'avis que la variabilité de la gravité spécifique doit être vérifiée et qu'advenant le cas ou ces données seraient très variables, le client devrait envisager la possibilité de mesurer systématiquement SG et de pondérer les teneurs sur la gravité spécifique.

9. Interprétation des résultats

La figure 10 présente les résultats de l'estimation des ressources. En tenant compte des remarques concernant le SG, le facteur d'incertitude attaché à cette évaluation est assez grand. (voir section 8.) Il faut souligner cependant que cette imprécision n'affecte pas la qualité des ressources mesurées dont la caractéristique principale est basée sur la continuité des teneurs.

FIGURE 10 Estimation des ressources (incluant les données de mars 2003)

ÉLÉVATION	VOLUME	DENSITÉ	TONNES	AU (gr/t)	AU (Kg)	CATÉGOTIE
390-360	8141	3.32	27028	9.41	254	mesurée
360-285	14663	3.32	48681	20.9	1017	indiquée
285-210	18542	3.32	61559	9.45	582	mesurée
210-75	19944	3.32	66214	16.57	1097	indiquée
TOTAL						
	26683	3.32	88588	9.44	836	mesurée
	34607	3.32	114895	18.40	2115	indiquée
	61290	3.32	203483	14.50	2951	toute catégogies

10. Conclusion

La présente étude a permis de fixer la teneur de coupure pour les hautes valeurs à 90 gr/t Au. La variographie indique qu'une maille de forage de 20 mètres horizontaux par 25 mètres verticaux (en section bngitudinale) est suffisante pour permettre de classifier les ressources dans la catégorie mesurée.

La question de la variabilité de SG devra être étudiée et documentée afin d'augmenter la précision de cette étude.

L'inventaire des ressources toute catégorie s'élève à 203 483 tonnes titrant 14.5 gr/t Au. De ce nombre, 43% est à placer dans la catégorie des ressources mesurées.

Christian D'Amours, géol.

Attestation

Attestation

Moi, **Christian D'Amours**, résidant au 895 rue Lévis Val d'Or, certifie ce qui suit.

- Ce certificat est relatif au rapport intitulé « Zone Orfée, Modélisation géostatistique et estimation des ressources» en date de mars 2003 (le rapport);
- je suis gradué de l'Université du Québec à Montréal en géologie;
- J'exerce la profession de géologue depuis plus de 21 années;
- J'œuvre spécifiquement en évaluation de réserves depuis plus de 10 années;
- je suis membre de l'Ordre des Géologues du Québec (numéro 226);
- je suis l'auteur de ce rapport;
- je ne suis au courant d'aucun fait à l'égard de l'objet de ce rapport qui ne soit reflété dans celui-ci et dont l'omission rendrait le rapport trompeur;
- au sens de la norme 43-101, je suis indépendant des propriétaires des terrains visés par ce rapport;
- j'ai lu la norme 43-101A1 et ce rapport y est conforme;
- en date de mars 2003, à ma connaissance, le rapport comporte tous les renseignements scientifiques et techniques qui doivent être publiées pour que le rapport ne soit pas trompeur;
- le rapport dresse un portrait fidèle de l'état des connaissances scientifiques et techniques en date de mars 2003.

Signé à Val d'Or, le 4 mai 2006

GÉOLOGUE CHRISTIAN D'AMOURS # 226 QUÉBEC

Christian D'amours, Géol.

Christian D'Amours